SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
			 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED
	PURSUANT TO RULES 13d-1(b)(c) AND (d) AND
	AMENDMENTS THERETO FILED PURSUANT TO
	RULE 13D-2(b)
                      (Amendment No.  2)*


                HARRINGTON FINANCIAL GROUP, INC.

                        (Name of Issuer)


            COMMON STOCK, $.125 PAR VALUE PER SHARE

                 (Title of Class of Securities)


                          413801 10 1

                         (CUSIP Number)


                         December 31, 1998

    (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	Rule 13d-1(b)
     X	Rule 13d-1(c)
	Rule 13d-1(d)




  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Craig J. Cerny
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                           [ ]
                                                           (b)
                                                           [ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

   NUMBER OF       5     SOLE VOTING POWER
    SHARES               205,014
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                   6     SHARED VOTING POWER
                         0

                   7     SOLE DISPOSITIVE POWER
                         205,014

                   8    SHARED DISPOSITIVE POWER
                         0

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       208,514 (Includes options to purchase 3,500 shares which are currently exercisable)

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                  [ ]


 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.5%
 12    TYPE OF REPORTING PERSON*

       IN



Item 1(a)  The Issuer is Harrington Financial Group, Inc.

Item 1(b) The address of Issuer's principal executive office is 722 East Main St., Richmond, Indiana 47375.

Item 2(a)  The name of the Reporting Person is Craig J. Cerny.

Item 2(b) The business address of the Reporting Person is 7300 College Boulevard, Suite 430, Overland Park,
	   KS 66210.

Item 2(c)  The Reporting Person is a United States citizen.

Item 2(d) The securities of which this Schedule 13G relate are the shares of common stock, $.125 par value per share of Harrington Financial Group, Inc. (the
	   "Issuer").

Item 2(e)  The CUSIP Number is 41380 10 1.

Item 3.	   This statement is filed pursuant to Rule 13d-1(c)

Item 4.	   Ownership

	   (a) Amount beneficially owned:
	       208,514 (Includes options to purchase 3,500 shares which are currently exercisable)

	   (b) Percent of class:
	       6.50%

	   (c) Number of shares as to which the Reporting Person
	       has:
	       (i) Sole power to vote or to direct the vote
	           205,014
	      (ii) Shared power to vote or to direct the vote
		   0
	      (iii)Sole power to dispose or direct disposition
	           205,014
	      (iv) Shared power to dispose or direct disposition
		   0

Item 5.	   N/A

Item 6.	   N/A

Item 7.    N/A

Item 8.    N/A

Item 9.    N/A

Item 10.   Certification

	  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


				SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





				/S/Craig J. Cerny

				Date:  February 2, 1999